UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Cimpress N.V.

(Name of Issuer)

Ordinary shares, par value €0.01 per share

(Title of Class of Securities)

N20146101

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP: N20146101

1	NAME OF REPORTING PERSONS Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,358,903
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,358,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO, IA

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CUSIP: N20146101

1	NAME OF REPORTING PERSONS Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,358,903
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,358,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

3

CUSIP: N20146101

1	NAME OF REPORTING PERSONS The Spruce House Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,358,903
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,358,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

4

CUSIP: N20146101

1	NAME OF REPORTING PERSONS Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,343
	8	SHARED VOTING POWER 2,358,903
	9	SOLE DISPOSITIVE POWER 15,343
	10	SHARED DISPOSITIVE POWER 2,358,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

5

CUSIP: N20146101

1	NAME OF REPORTING PERSONS Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,805
	8	SHARED VOTING POWER 2,358,903
	9	SOLE DISPOSITIVE POWER 16,805
	10	SHARED DISPOSITIVE POWER 2,358,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

6

CUSIP: N20146101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary shares, par value €0.01 per share (the “Shares”), of Cimpress N.V., a limited liability corporation organized under the laws of the Netherlands (the “Issuer”). The address of the principal executive offices of the Issuer is Hudsonweg 8, 5928 LW Venlo, the Netherlands.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Spruce House Investment Management LLC, a Delaware limited liability company (“Spruce Investment”);

(ii)	Spruce House Capital LLC, a Delaware limited liability company (“Spruce Capital”);

(iii)	The Spruce House Partnership LP, a Delaware limited partnership (“Spruce Partnership”);

(iv)	Zachary Sternberg; and

(v)	Benjamin Stein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 435 Hudson Street, 8th Floor, New York, New York 10014.

(c)       The principal business of Spruce Investment is serving as the investment adviser to Spruce Partnership, which is an investment limited partnership. The principal business of Spruce Capital is serving as the general partner of Spruce Partnership. Messrs. Sternberg and Stein are the managers of each of Spruce Investment and Spruce Capital.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

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CUSIP: N20146101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Spruce Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,358,903 Shares beneficially owned by Spruce Partnership is approximately $124,974,759, including brokerage commissions. The aggregate purchase cost of the 15,343 Shares owned directly by Mr. Sternberg is approximately $742,594, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 16,805 Shares owned directly by Mr. Stein is approximately $739,961, including brokerage commissions. Such Shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

On September 14, 2017, in connection with the Issuer’s 2017 annual general meeting of shareholders to be held on November 14, 2017 (the “2017 Annual Meeting”), the Issuer nominated Mr. Sternberg for election to the Supervisory Board to serve for a term of four years ending on the date of the Issuer’s annual general meeting of shareholders in 2021. Irrespective of the outcome of the election at the 2017 Annual Meeting, Mr. Sternberg and the other Reporting Persons look forward to continuing their long-standing support of the Issuer. The Reporting Persons are supportive of the efforts of the senior management of the Issuer, which have generated, and in the Reporting Persons’ views, will continue to generate, significant shareholder value.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented, and continue to represent, an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 31,303,590 Shares outstanding, as of August 4, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 11, 2017.

A.	Spruce Investment

(a)	Spruce Investment, as the investment adviser of Spruce Partnership, may be deemed the beneficial owner of the 2,358,903 Shares owned by Spruce Partnership.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,358,903
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,358,903

(c)	Spruce Investment has not entered into any transactions in the Shares during the past sixty (60) days.

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CUSIP: N20146101

B.	Spruce Capital

(a)	Spruce Capital, as the general partner of Spruce Partnership, may be deemed the beneficial owner of the 2,358,903 Shares owned by Spruce Partnership.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,358,903
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,358,903

(c)	Spruce Capital has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Spruce Partnership

(a)	As of the close of business on October 10, 2017, Spruce Partnership beneficially owned 2,358,903 Shares.

Percentage: 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,358,903
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,358,903

(c)	Spruce Partnership has not entered into any transactions in the Shares during the past sixty (60) days.

D.       Mr. Sternberg

(a)	As of the close of business on October 10, 2017, Mr. Sternberg beneficially owned 15,343 Shares. Mr. Sternberg, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 2,358,903 Shares owned by Spruce Partnership.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 15,343
2. Shared power to vote or direct vote: 2,358,903
3. Sole power to dispose or direct the disposition: 15,343
4. Shared power to dispose or direct the disposition: 2,358,903

(c)	Mr. Sternberg has not entered into any transactions in the Shares during the past sixty (60) days.

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CUSIP: N20146101

E.       Mr. Stein

(a)	As of the close of business on October 10, 2017, Mr. Stein beneficially owned 16,805 Shares. Mr. Stein, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 2,358,903 Shares owned by Spruce Partnership.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 16,805
2. Shared power to vote or direct vote: 2,358,903
3. Sole power to dispose or direct the disposition: 16,805
4. Shared power to dispose or direct the disposition: 2,358,903

(c)	Mr. Stein has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 10, 2017, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Spruce House Investment Management LLC, Spruce House Capital LLC, The Spruce House Partnership LP, Zachary Sternberg and Benjamin Stein, dated October 10, 2017.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

Spruce House Investment Management LLC

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

Spruce House Capital LLC

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

The Spruce House Partnership LP

By:	Spruce House Capital LLC,
Its general partner

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Ordinary shares, par value €0.01 per share, of Cimpress N.V., a limited liability corporation organized under the laws of the Netherlands. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 10, 2017

Spruce House Investment Management LLC

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

Spruce House Capital LLC

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

The Spruce House Partnership LP

By:	Spruce House Capital LLC,
Its general partner

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein